Exhibit (j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-1A of our report dated December 20, 2024, relating to the financial statements and financial highlights of Disciplined U.S. Small Cap Equity Portfolio (formerly, Quantitative U.S. Small Cap Equity Portfolio), Disciplined International Equity Portfolio (formerly, Quantitative International Equity Portfolio), and Global Secured Options Portfolio, each a series of The Glenmede Fund, Inc., which are included in Form N-CSR for the year ended October 31, 2024, and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Disclosure of Portfolio Holdings”, “Investment Advisory and Other Services”, and “Financial Statements” in the Statement of Additional Information.

/s/ Cohen & Company, LTD.

COHEN & COMPANY, LTD.

Philadelphia, Pennsylvania

May 5, 2025